June 30, 2025

Ivy Zhen
Chief Financial Officer
MicroCloud Hologram Inc.
Room 302, Building A, Zhong Ke Na Neng Building,
Yue Xing Sixth Road, Nanshan District,
Shenzhen, People's Republic of China 518000

       Re: MicroCloud Hologram Inc.
           Form 20-F for the fiscal year ended December 31, 2024
           File No. 001-40519
Dear Ivy Zhen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology